Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated October 6, 2006, relating to the combined statements of net assets of Merrill Lynch Investment Managers Business as of December 30, 2005 and December 31, 2004, and the related combined statements of earnings, changes in net assets, and cash flows for each of the three years in the period ended December 30, 2005 appearing in the amended Current Report on Form 8-K/A of BlackRock, Inc. filed on December 12, 2006, and to the reference to us, in relation to the financial statements of Merrill Lynch Investment Mangers Business, under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

December 15, 2006